Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company:  Progress Energy, Inc.
Commission File No.: 001-15929

The following materials are excerpts from a presentation that was given to certain employees of Duke Energy Corporation on February 23, 2011.

SAFE HARBOR

SAFE HARBOR STATEMENT

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy's or Duke Energy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the "Risk Factors" section of each of Duke Energy's and Progress Energy's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy's and Duke Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

SAFE HARBOR (CONT'D)

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. **Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Investors" and then under the heading "SEC Filings."

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

REVERSE STOCK SPLIT RATIONALE

Peer Group Share Price



DUK Current $17.84
DUK 1:3 Split $53.52 (1)
AEP $35.86
Ameren $28.74
Con Edison $50.10
Dominion $44.12
Entergy $72.11
Exelon $42.06
NextEra $55.06
PG&E $46.53
Progress Energy $45.90
Southern $38.03
Xcel $23.93

Note: Amounts per Bloomberg as of February 11, 2011

(1) Assumes overall market capitalization does not change immediately following the reverse stock split.

Peer Group Share Count (in millions)



DUK/PGN Share Count (1:3 Split) (2) 694
DUK/PGN Share Count (No Split) (2) 2,083
AEP 480
Ameren 240
Con Edison 291
Dominion 581
Entergy 181
Exelon 662
NextEra 418
PG&E 392
Progress Energy 293
Southern 839
Xcel 460

(2) Duke share counts based upon current share count of 1,318 million and assumption of 2.6125x exchange ratio on Progress Energy's current share count of 293 million; peer group amounts per Bloomberg as of February 11, 2011

1:3 REVERSE STOCK SPLIT EXAMPLE



Shareholder A owns 1/3 of the outstanding shares.
Before 1:3 Reverse Stock Split
$3 / Share
$3 / Share
$3 / Share
$3 / Share
$3 / Share
$3 / Share
$3 / Share
$3 / Share
$3 / Share
Total Market Capitalization = $27

1:3 REVERSE STOCK SPLIT EXAMPLE


Total Market Capitalization = $27*
After 1:3 Reverse Stock Split
$9 / Share
$9 / Share
$9 / Share
Shareholder A still owns 1/3 of the outstanding shares.

* *Assumes market capitalization does not change*

1:3 REVERSE STOCK SPLIT EXAMPLE

Duke Energy

Shareholder A owns 1/3 of the outstanding shares and receives $3 in dividends.

Before 1:3 Reverse Stock Split

$1 / Share	$1 / Share	$1 / Share	$1 / Share	$1 / Share	$1 / Share	$1 / Share	$1 / Share	$1 / Share

Total Dividend = $9

1:3 REVERSE STOCK SPLIT EXAMPLE

Duke Energy


After 1:3 Reverse Stock Split
Total Dividend = $9
$3 / Share
$3 / Share
$3 / Share
Shareholder A still owns 1/3 of the outstanding shares and still receives $3 in dividends.

Note: Illustrative only, dividends are subject to Board approval.

1:3 REVERSE STOCK SPLIT EXAMPLE

Shareholder A still owns 1/3 of the outstanding shares.

After 1:3 Reverse Stock Split

$9 / Share | $9 / Share | $9 / Share

Total Market Capitalization = $27*

** Assumes market capitalization does not change*

After 1:3 Reverse Stock Split

Total Dividend = $9

$3 / Share | $3 / Share | $3 / Share

Shareholder A still owns1/3 of the outstanding shares and still receives $3 in dividends.

Note: Illustrative only, dividends are subject to Board approval.